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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)

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                        MULTI-BENEFIT REALTY FUND '87-1
                           (Name of Subject Company)


                        MULTI-BENEFIT REALTY FUND '87-1
                       (Name of Person Filing Statement)


                 CLASS B UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (Cusip Number of Class of Securities)

                      ------------------------------------


                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                             CONCAP EQUITIES, INC.
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

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                       AMENDMENT NO. 1 TO SCHEDULE 14D-9

         This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Commission on September 23, 1998 (the "Statement") by Multi-Benefit Realty Fund '87-1, a California limited partnership (the "Partnership"), relating to the tender offer by Cooper River Properties, L.L.C. (the "Purchaser") for up to 11,000 of the outstanding Class B units of limited partnership interest ("Class B Units") in the Partnership, at a purchase price of $38 per Class B Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 1998 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission by the Purchaser on September 23, 1998. This Amendment No. 1 is being filed to report, among other things, information regarding the change in control of the Partnership that occurred as a result of the merger of Insignia Financial Group, In. ("Insignia"), including its controlling interest in Insignia Properties Trust ("IPT"), with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation
(the "AIMCO Merger"), effective October 1, 1998. Capitalized terms used but not defined herein have the meanings ascribed to them in the original
Statement and the Offer to Purchase.

         The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  TENDER OFFER OF THE BIDDER.

         Followint the AIMCO Merger, an amendment to the Tender Offer Statement on Schedule 14D-1 ("Schedule 14D-1") with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P. ("IPLP"), IPT and
AIMCO (collectively, the "Bidders"). AIMCO's principal executive offices are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.
ITEM 3.  IDENTITY AND BACKGROUND.

         (b) In addition to the AIMCO Merger, effective October 1, 1998, IPT and AIMCO entered into an Agreement and Plan of Merger (the "IPT Merger Agreement"), pursuant to which IPT is to be merged with and into AIMCO or a subsidiary of AIMCO (the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, IPT shareholders will receive $13.25 per share in cash or $13.28 per share in shares of Class A Common Stock, par value $.01 per share of AIMCO, at AIMCO's option, as more fully provided therein. The transactions contemplated by the IPT Merger Agreement are subject to certain conditions. The IPT Merger requires the approval of the holders of a majority of the outstanding IPT Shares. AIMCO has indicated that it expects to vote all of the IPT Shares owned by it in favor of the IPT Merger, and accordingly IPT shareholder approval is assured.

         Under the IPT Merger Agreement, AIMCO has agreed to vote all IPT Shares owned by it and its subsidiaries in favor of the IPT Merger, and in connection therewith AIMCO has granted an irrevocable limited proxy to Andrew
L. Farkas, James A. Aston and Frank M. Garrison to vote the IPT Shares owned by AIMCO and its subsidiaries in favor of the IPT Merger (the "Irrevocable Limited Proxy").

         The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee; (ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries;
(iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust

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of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the
Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

         In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

         The summary description above of each of the IPT Merger Agreement, Irrevocable Limited Proxy, Bylaws of IPT and Shareholder's Agreement is qualified in its entirety by reference to Exhibits (c)(1), (c)(2), (c)(3) and
(c)(4) attached hereto, each of which is incorporated herein by reference.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) Upon consummation of the AIMCO Merger, effective October 1, 1998, IPLP and AIMCO Properties, L.P., a Delaware limited partnership which is controlled by AIMCO ("AIMCO OP"), entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, the Class B Units directly owned by it to AIMCO OP. Accordingly, AIMCO OP currently owns the 14,032 (representing approximately 18.7% of the outstanding) Class B Units previously owned by IPLP, and AIMCO may be deemed to beneficially own those Class B Units as a result of its interest in AIMCO OP. AIMCO controls AIMCO OP through its two wholly-owned subsidiaries, AIMCO-GP, Inc., a Delaware corporation ("AIMCO- GP"), and AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"). AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the equity interests) and AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the equity interests).

         The information above is qualified in its entirety by reference to the Assignment Agreement, which is attached as Exhibit (d)(1) and incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The Offer has been extended to 5:00 p.m., New York time, on Monday, November 16, 1998. On October 19, 1998, the Purchaser issued a press release announcing such extension and reporting that approximately 3,593 Class B Units had been tendered pursuant to the Offer to date.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (c)(1) Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

         (c)(2) Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

         (c)(3)  Second Amended and Restated Bylaws of IPT, dated October 2,
                 1998.

         (c)(4) Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

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         (d)(1)  Assignment and Assumption Agreement, dated as of October 1,
                 1998, between IPLP and AIMCO OP.

                                       4

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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1998


                                              MULTI-BENEFIT REALTY FUND '87-1

                                              By: CONCAP EQUITIES, INC.,
                                                  its General Partner


                                              By: /s/ PATRICK J. FOYE
                                                 ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President


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                                 EXHIBIT INDEX
                                 -------------

  EXHIBIT NO.                                  DESCRIPTION
  -----------                                  -----------

    (c)(1) Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

    (c)(2) Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1- 14179, dated October 1, 1998).

    (c)(3) Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to
                           Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

    (c)(4) Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to
                           Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

    (d)(1) Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 filed by the Bidders on October 19,
                           1998).

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